As filed with the Securities and Exchange Commission, July 7, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 2

The Swiss Helvetia Fund, Inc.

(Name of Subject Company (Issuer))

The Swiss Helvetia Fund, Inc.

(Name of Filing Person (Offeror))

COMMON STOCK,

$0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

870875101

(CUSIP Number of Class of Securities)

Rudolf Millisits Chief Executive Officer The Swiss Helvetia Fund, Inc. 1270 Avenue of the Americas, Suite 400 New York, NY 10020 (800) 794-7700	With a copy to: Stuart H. Coleman, Esq. Nicole M. Runyan, Esq. Stroock & Stroock & Lavan LLP 180 Maiden Lane New York, NY 10038-4982 (212) 806-5400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$24,252,576.35(a)	$2,815.72(b)

(a)	Calculated as the aggregate maximum purchase price to be paid for 1,530,131 shares in the offer, based upon a price of 98% of the net asset value per share of $16.17 on May 24, 2011.

(b)	Calculated at $116.10 per million of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	$2,815.72	Filing Parties:	The Swiss Helvetia Fund, Inc.
Form or Registration No.:	SC TO-I	Date Filed:	June 1, 2011

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introductory Statement

This Amendment No. 2 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) on June 1, 2011 (the “Schedule TO”) and amended on July 1, 2011, by The Swiss Helvetia Fund, Inc., a Delaware corporation (the “Fund”), pursuant to Rule 13e-4 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Fund’s offer to repurchase up to 1,530,131 of its issued and outstanding shares of common stock, par value $0.01 per share, upon the terms and subject to the conditions contained in the Offer to Repurchase, dated June 1, 2011, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer to Repurchase”), at a purchase price equal to 98% of the Fund’s net asset value (“NAV”) per share, as determined as of July 1, 2011. The Fund’s NAV is calculated daily by 6:15 p.m. Eastern Time, and generally by 4:45 p.m. Eastern Time on each day during which the New York Stock Exchange is open for trading.

This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Exchange Act.

Items 1 through 9 and Item 11.

The information in the Offer to Repurchase and the related Letter of Transmittal, previously filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively, is incorporated by reference into this Amendment in answer to Items 1 through 9 and Item 11 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 10.    Financial Statements.

Not applicable.

Item 11.    Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented to add the following:

On July 7, 2011, the Fund issued a press release announcing the final results of the Offer to Repurchase, which expired at 5:00 p.m., Eastern Time, on June 30, 2011. A copy of the press release is filed as Exhibit (a)(10) to this Schedule TO and is incorporated herein by reference.

Item 12.    Exhibits.

See Exhibit Index immediately following the signature page.

Item 13.    Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE SWISS HELVETIA FUND, INC.

By:	/S/ EDWARD J. VEILLEUX
Name:	Edward J. Veilleux
Title:	Secretary

Dated: July 7, 2011

Exhibit Index

(a)(1)	Offer to Repurchase, dated June 1, 2011*

(a)(2)	Form of Letter of Transmittal*

(a)(3)	Form of Notice of Guaranteed Delivery*

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(6)	Text of Letter to Stockholders of the Fund, dated June 1, 2011*

(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(8)	Press Release issued by the Fund, dated June 1, 2011*

(a)(9)	Press Release issued by the Fund, dated July 1, 2011.**

(a)(10)	Press Release issued by the Fund, dated July 7, 2011.***

(b)-(h)	Not applicable.

*	Previously filed as an exhibit to the Fund’s Schedule TO filed with the SEC on June 1, 2011.
**	Previously filed as an exhibit to Amendment No. 1 to the Fund’s Schedule TO filed with the SEC on July 1, 2011.
***	Filed herewith.